Exhibit 99.1

FOR IMMEDIATE RELEASE

Arcturus Therapeutics Issues Statement Regarding

Timing of Extraordinary General Meeting of Shareholders

Postponement due to Joseph Payne’s Focus on Advancing

His Personal Agenda at the Expense of Arcturus Shareholders

San Diego, CA – April 8, 2018 – Arcturus Therapeutics Ltd. (NASDAQ: ARCT), a leading RNA medicines company, today announced that upon the recommendation of the Executive Committee of the Board, the Board of Directors of Arcturus approved postponing the Extraordinary General Meeting of Shareholders (EGM) previously scheduled for May 7, 2018.

In making its determination, the Board considered, among other things, the uncertainty regarding the agenda for the meeting due to a recent petition from Joseph E. Payne, former President and CEO of Arcturus, to the courts in Israel to require changes to the proposals to be voted on at the EGM. The Board also considered the uncertainty regarding the necessity of the proposal related to the independent auditor for the Company’s 2017 financial statements. Both of these sources of uncertainty are the direct result of Payne’s actions that continue to harm Arcturus shareholders.

Payne inexplicably waited almost three weeks after the agenda for the EGM was publicized to make a court filing to attempt to change the agenda of the Extraordinary General Meeting, which Payne demanded be held. This is another example of Payne’s efforts to disrupt the Company’s positive momentum and compromise our ongoing initiatives to drive shareholder value.

In addition, the uncertainty regarding the audit firm would not exist if Payne and his associates had voted sensibly at Arcturus’ February EGM, instead of deliberately voting in opposition to the best interests of all other shareholders and against how Payne voted on the proposal in his capacity as a Director. The Executive Committee of the Board intends to reschedule the EGM when it can provide shareholders with certainty regarding the agenda for the meeting.

As previously noted, there is an ongoing investigation into Payne’s actions as well as into the background of his proposed nominees.

In contrast to Payne’s vindictive campaign of self-interest and interference, the Executive Committee is dedicated to doing what is necessary to protect Arcturus and the interests of all of its shareholders and other stakeholders. As evidenced by the recent actions to terminate Payne for cause and continued efforts to hold Payne accountable for his reckless and disruptive campaign, the Executive Committee is committed to ensuring management accountability, oversight and successful execution of Arcturus’ strategy.

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If investors have any questions, please contact the Company’s proxy solicitor:

509 Madison Avenue

Suite 1608

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

E-mail: ARCT@morrowsodali.com

About Arcturus Therapeutics Ltd.

Founded in 2013 and based in San Diego, Arcturus Therapeutics Ltd. (NASDAQ: ARCT) is an RNA medicines company with enabling technologies - UNA Oligomer chemistry and LUNAR™ lipid-mediated delivery. Arcturus’ diverse pipeline of RNA therapeutics includes programs pursuing rare diseases, Hepatitis B, non-alcoholic steatohepatitis (NASH), cystic fibrosis, and vaccines. Arcturus' versatile RNA therapeutics platforms can be applied toward multiple types of RNA medicines including small interfering RNA, messenger RNA, replicon RNA, antisense RNA, microRNA and gene editing therapeutics. Arcturus owns LUNAR lipid-mediated delivery and Unlocked Nucleomonomer Agent (UNA) technology including UNA Oligomers, which are covered by its extensive patent portfolio (120 patents and patent applications, issued in the U.S., Europe, Japan, China and other countries). Arcturus' proprietary UNA technology can be used to target individual genes in the human genome, as well as viral genes, and other species for therapeutic purposes. Arcturus’ commitment to the development of novel RNA therapeutics has led to partnerships with Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Ultragenyx Pharmaceutical, Inc., Takeda Pharmaceutical Company Limited, Synthetic Genomics Inc., CureVac AG and Cystic Fibrosis Foundation Therapeutics Inc. For more information, visit www.ArcturusRx.com, the content of which is not incorporated herein by reference.

Additional Information and Where to Find It

In connection with the meeting, at such time as it may be called once again (following postponement), Arcturus will make available to its shareholders of record a proxy statement describing the time and place for, and other logistical information related to, the meeting and the proposal to be voted upon at the meeting, along with a WHITE proxy card enabling them to submit their votes on that proposal. Arcturus will also be furnishing copies of the proxy statement and WHITE proxy card to the United States Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on Arcturus’ website at http://ir.arcturusrx.com/. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION.

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The full text of the proposed resolutions for the meeting, together with the form of the WHITE proxy card, may also be viewed following distribution to Arcturus’ shareholders at the registered office of Arcturus, c/o Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Road, Ramat Gan, Israel 5250608, 12th Floor, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Arcturus’ telephone number at its registered office is +972-3-610-3157.

Forward-Looking Statements

This press release may contain “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, included in this press release regarding strategy, future operations, collaborations, future financial position, prospects, plans and objectives of management are forward-looking statements. Examples of such statements may include, but are not limited to, statements relating to the expectations regarding rescheduling the EGM. Arcturus may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements and you should not place undue reliance on those forward-looking statements. Any such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in any forward-looking statements.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Arcturus’ (formerly Alcobra Ltd.’s) Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017 and in subsequent filings with, or submissions to, the SEC. Except as otherwise required by law, Arcturus disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Media Contacts

Arcturus Therapeutics

(858) 900-2660

info@arcturusRx.com

Andrew Brimmer / Trevor Gibbons / Joseph Sala

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Investor Contacts

Michael Wood

LifeSci Advisors LLC

(646) 597-6979

mwood@lifesciadvisors.com

Mike Verrechia

Morrow Sodali, LLC

(212) 300-2476

ARCT@morrowsodali.com